U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

 Hannon                         Michael                 R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
--------------------------------------------------------------------------------
                                    (Street)
New York                            New York            10020

--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Entercom Communications Corp. ("ETM")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock                   N/A            N/A       N/A   N/A         N/A    N/A      4,552           D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)




FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying      8.      ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities         Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount   ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or       Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number   ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of       (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


Class C Common     (FN 1)     N/A    N/A        N/A           N/A       N/A     Class A   500,669 N/A       500,669   I      (FN 2)
Stock                                                                           Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock     $42.875   2/25/00  A         5,000         (FN 4)            Class A    5,000  N/A       5,000     D (FN 3)
Options                                                                         Common
(Right to Buy)(3)                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock     $27.75    11/21/00 A         2,500         (FN 5)            Class A    2,500  N/A       2,500     D (FN 3)
Options                                                                         Common
(Right to Buy)(3)                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The Class C Common Stock is convertible into Class A Common Stock on a 1 for 1 basis in accordance with the Issuer's Certificate of Incorporation.

(2) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), formerly known as Chase Equity Associates, L.P., a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is a limited partner of JPMP Master Fund Manager ("MF Manager"), formerly Chase Capital Partners, the general partner of JPM BHCA. As a result of internal reorganizations and name changes effective as of the first week of January 2001, Chase Capital Partners (now MF Manager) became a limited partnership and all but one of its general partners, including the Reporting Person, became limited partners of the partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners or of the ultimate security holders of the renamed entities. Mr. Hannon exercises shared investment and voting power with respect to the Class C shares and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(3) The reporting person is obligated to exercise these options at the request of, and to transfer the shares issued thereunder to, JPM BHCA. The reporting person disclaims beneficial ownership of the options and any shares issuable upon their exercise to the extent such ownership exceeds his pecuniary interest therein.

(4) Exercisable in four equal annual installments, commencing February 25, 2001.

(5) Exercisable in four equal annual installments, commencing November 21, 2001.


/s/ Michael R. Hannon                                        02/08/01
---------------------------------------------            -----------------------
    Michael R. Hannon                                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.